Exhibit 99.1

Silicon Motion Announces Results for the Period Ended June 30, 2022

NEWS RELEASE

Business Highlights

•	Sales grew 4% Q/Q and 14% Y/Y

•	SSD controller sales declined 0% to 5% both Q/Q and Y/Y

•	eMMC+UFS controller sales increased 5% to 10% Q/Q and 55% to 60% Y/Y

•	SSD solutions sales increased 25% to 30% Q/Q and 30% to 35% Y/Y

•	On May 5, we announced our pending sale to MaxLinear

Financial Highlights

	2Q 2022 GAAP	2Q 2022 Non-GAAP
• Net sales	$252.4 million (+4% Q/Q, +14% Y/Y)	$252.4 million (+4% Q/Q, +14% Y/Y)
• Gross margin	52.9%	53.0%
• Operating margin	26.6%	30.5%
• Earnings per diluted ADS	$1.55	$1.88

TAIPEI, Taiwan and MILPITAS, Calif., July 28, 2022 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended June 30, 2022. For the second quarter of 2022, net sales (GAAP) increased sequentially to $252.4 million from $242.0 million in the first quarter of 2022. Net income (GAAP) declined to $51.6 million or $1.55 per diluted ADS (GAAP) from net income (GAAP) of $54.5 million or $1.60 per diluted ADS (GAAP) in the first quarter of 2022.

For the second quarter of 2022, net income (non-GAAP) increased to $62.8 million or $1.88 per diluted ADS (non-GAAP) from net income (non-GAAP) of $58.9 million or $1.72 per diluted ADS (non-GAAP) in the first quarter of 2022.

Second Quarter 2022 Review

“In the second quarter, our revenue continued to grow despite market conditions affected by Covid-19 lockdowns in China, Russia’s invasion of the Ukraine and a slowing global economy,” said Wallace Kou, President and CEO of Silicon Motion. “Growth of our SSD controller sales to customers building PCIe Gen 4 SSDs for PC OEMs remained very strong while sales to channel markets softened. Our eMMC+UFS controller sales to both smartphone and non-smartphone end-markets also grew.”

Key Financial Results

(in millions, except percentages and per ADS amounts)	GAAP			Non-GAAP
	2Q 2022	1Q 2022	2Q 2021	2Q 2022	1Q 2022	2Q 2021
Revenue	$252.4	$242.0	$221.1	$252.4	$242.0	$221.1
Gross profit	$133.6	$126.1	$111.1	$133.8	$126.3	$112.9
Percent of revenue	52.9%	52.1%	50.3%	53.0%	52.2%	51.0%
Operating expenses	$66.5	$59.7	$50.7	$56.8	$54.3	$48.4
Operating income	$67.1	$66.4	$60.4	$77.0	$72.0	$64.5
Percent of revenue	26.6%	27.4%	27.3%	30.5%	29.8%	29.2%
Earnings per diluted ADS	$1.55	$1.60	$1.42	$1.88	$1.72	$1.50

Other Financial Information

(in millions)	2Q 2022	1Q 2022	2Q 2021
Cash, cash equivalents, restricted cash and short-term investments—end of period	$234.9	$281.7	$412.3
Routine capital expenditures	$2.9	$5.7	$4.9
Dividend payments	$16.5	$17.0	$12.2
Share repurchases	$30.0	$103.0	—

During the second quarter of 2022, we had $4.9 million of capital expenditures, including $2.9 million for the routine purchase of testing equipment, software, design tools and other items, and $2.0 million for building construction in Hsinchu.

Returning Value to Shareholders

On October 25, 2021, our Board of Directors declared a $2.00 per ADS annual dividend to be paid in quarterly installments of $0.50 per ADS. On May 26, 2022, we paid $16.5 million to shareholders as the third installment of the annual dividend.

On December 7, 2021, we announced that our Board of Directors had authorized a new program for the Company to repurchase up to $200 million of our ADSs over a six-month period. During the second quarter of 2022, prior to discontinuation of share repurchases with the announcement of our pending transaction with MaxLinear, Inc. (“MaxLinear”), we repurchased $28.7 million of our ADSs at an average price of $75.58.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including gross profit (non-GAAP), operating expenses (non-GAAP), operating income (non-GAAP), net income (non-GAAP), and earnings per diluted ADS (non-GAAP). These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because they are consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

SSD solutions restructuring are charges related to the restructuring of our underperforming Shannon product lines, the write-down of NAND flash and SSD inventory valuation attributable to these product lines.

M&A transaction expenses consist of legal, financial advisory and other fees related to our pending sale to MaxLinear.

Loss from settlement of litigation relates to an expense accrued in connection with a potential settlement of a lawsuit.

Foreign exchange gains and losses consist of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For the Six Months Ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,
	2021	2022	2022	2021	2022
	($)	($)	($)	($)	($)
Net Sales	221,103	241,978	252,373	403,502	494,351
Cost of sales	109,969	115,871	118,742	201,109	234,613

Gross profit	111,134	126,107	133,631	202,393	259,738
Operating expenses
Research & development	38,962	45,623	43,256	74,944	88,879
Sales & marketing	7,085	7,602	8,931	13,531	16,533
General & administrative	4,649	6,520	13,629	9,088	20,149
Loss from settlement of litigation	—	—	700	—	700

Operating income	60,438	66,362	67,115	104,830	133,477
Non-operating income (expense)
Interest income, net	336	260	365	697	625
Foreign exchange gain (loss), net	519	165	(2,190)	(289)	(2,025)
Others, net	—	1	—	3	1

Subtotal	855	426	(1,825)	411	(1,399)

Income before income tax	61,293	66,788	65,290	105,241	132,078
Income tax expense	11,748	12,286	13,707	21,296	25,993

Net income	49,545	54,502	51,583	83,945	106,085

Earnings per basic ADS	1.42	1.61	1.56	2.41	3.17
Earnings per diluted ADS	1.42	1.60	1.55	2.40	3.16
Margin Analysis:
Gross margin	50.3%	52.1%	52.9%	50.2%	52.5%
Operating margin	27.3%	27.4%	26.6%	26.0%	27.0%
Net margin	22.4%	22.5%	20.4%	20.8%	21.5%
Additional Data:
Weighted avg. ADS equivalents	34,926	33,807	33,117	34,800	33,462
Diluted ADS equivalents	34,953	34,010	33,194	34,939	33,602

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For the Six Months Ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,
	2021	2022	2022	2021	2022
	($)	($)	($)	($)	($)
Gross profit (GAAP)	111,134	126,107	133,631	202,393	259,738
Gross margin (GAAP)	50.3%	52.1%	52.9%	50.2%	52.5%
Stock-based compensation (A)	52	138	89	106	227
SSD solutions restructuring	1,679	102	34	2,810	136
Gross profit (non-GAAP)	112,865	126,347	133,754	205,309	260,101
Gross margin (non-GAAP)	51.0%	52.2%	53.0%	50.9%	52.6%
Operating expenses (GAAP)	50,696	59,745	66,516	97,563	126,261
Stock-based compensation (A)	(2,312)	(5,430)	(2,341)	(5,273)	(7,771)
M&A transaction expenses	—	—	(6,678)	—	(6,678)
Loss from settlement of litigation	—	—	(700)	—	(700)
Operating expenses (non-GAAP)	48,384	54,315	56,797	92,290	111,112
Operating income (GAAP)	60,438	66,362	67,115	104,830	133,477
Operating margin (GAAP)	27.3%	27.4%	26.6%	26.0%	27.0%
Total adjustments to operating income	4,043	5,670	9,842	8,189	15,512
Operating income (non-GAAP)	64,481	72,032	76,957	113,019	148,989
Operating margin (non-GAAP)	29.2%	29.8%	30.5%	28.0%	30.1%
Non-operating income (expense) (GAAP)	855	426	(1,825)	411	(1,399)
Foreign exchange loss (gain), net	(519)	(165)	2,190	289	2,025
Non-operating income (expense) (non-GAAP)	336	261	365	700	626
Net income (GAAP)	49,545	54,502	51,583	83,945	106,085
Total pre-tax impact of non-GAAP adjustments	3,524	5,505	12,032	8,478	17,537
Income tax impact of non-GAAP adjustments	(339)	(1,062)	(861)	(1,034)	(1,923)
Net income (non-GAAP)	52,730	58,945	62,754	91,389	121,699
Earnings per diluted ADS (GAAP)	$1.42	$1.60	$1.55	$2.40	$3.16
Earnings per diluted ADS (non-GAAP)	$1.50	$1.72	$1.88	$2.60	$3.60
Shares used in computing earnings per diluted ADS (GAAP)	34,953	34,010	33,194	34,939	33,602
Non-GAAP adjustments	297	273	210	171	241
Shares used in computing earnings per diluted ADS (non-GAAP)	35,250	34,283	33,404	35,110	33,843
(A) Excludes stock-based compensation as follows:
Cost of sales	52	138	89	106	227
Research & development	1,203	3,707	1,271	3,259	4,978
Sales & marketing	480	630	438	886	1,068
General & administrative	629	1,093	632	1,128	1,725

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Jun. 30,	Mar. 31,	Jun. 30
	2021	2022	2022
	($)	($)	($)
Cash and cash equivalents	357,119	226,396	179,858
Accounts receivable (net)	145,583	208,413	243,546
Inventories	150,617	218,763	265,518
Refundable deposits – current	48,760	48,500	48,532
Prepaid expenses and other current assets	26,742	37,847	37,234

Total current assets	728,821	739,919	774,688
Long-term investments	6,500	8,550	8,439
Property and equipment (net)	106,841	131,317	131,368
Other assets	17,093	17,696	22,507

Total assets	859,255	897,482	937,002

Accounts payable	77,126	81,028	87,272
Income tax payable	19,071	55,557	46,434
Accrued expenses and other current liabilities	86,559	110,961	114,392

Total current liabilities	182,756	247,546	248,098
Other liabilities	29,859	31,210	44,007

Total liabilities	212,615	278,756	292,105
Shareholders’ equity	646,640	618,726	644,897

Total liabilities & shareholders’ equity	859,255	897,482	937,002

Silicon Motion Technology Corporation

Condensed Consolidated Statements of Cash Flows

(in thousands, unaudited)

	For Three Months Ended			For the Six Months Ended
	Jun. 30,	Mar. 31,	Jun. 30	Jun. 30,	Jun. 30,
	2021	2022	2022	2021	2022
	($)	($)	($)	($)	($)
Net income	49,545	54,502	51,583	83,945	106,085
Depreciation & amortization	4,059	4,454	4,677	7,945	9,131
Stock-based compensation	2,364	5,568	2,430	5,379	7,998
Investment impairment, losses & disposals	—	1	—	203	1
Changes in operating assets and liabilities	4,058	(66,652)	(55,320)	(20,074)	(121,972)

Net cash provided by (used in) operating activities	60,026	(2,127)	3,370	77,398	1,243

Purchase of property & equipment	(4,926)	(11,662)	(4,918)	(8,256)	(16,580)
Purchase of long-term investments	(1,500)	—	—	(1,500)	—

Net cash provided by (used in) investing activities	(6,426)	(11,662)	(4,918)	(9,756)	(16,580)

Dividend payments	(12,201)	(16,953)	(16,489)	(24,400)	(33,442)
Share repurchases	—	(103,045)	(30,001)	—	(133,046)

Net cash used in financing activities	(12,201)	(119,998)	(46,490)	(24,400)	(166,488)

Net increase (decrease) in cash, cash equivalents & restricted cash	41,399	(133,787)	(48,038)	43,242	(181,825)
Effect of foreign exchange changes	(57)	(84)	1,325	(143)	1,241
Cash, cash equivalents & restricted cash—beginning of period	370,968	415,523	281,652	369,211	415,523

Cash, cash equivalents & restricted cash—end of period	412,310	281,652	234,939	412,310	234,939

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices. We supply more SSD controllers than any other company in the world for servers, PCs and other client devices and are the leading merchant supplier of eMMC and UFS embedded storage controllers used in smartphones, IoT devices and other applications. We also supply customized high-performance hyperscale data center and specialized industrial and automotive SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

Information provided in this press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Silicon Motion’s and MaxLinear’s current expectations, estimates and projections about the expected date of closing of the pending transaction and the potential benefits thereof, their businesses and industry, management’s beliefs and certain assumptions made by Silicon Motion and MaxLinear, all of which are subject to change. The forward-looking statements include, but are not limited to, statements about the expected timing of the transaction that will result in the merger of Shark Merger Sub, with and into the Company, with the Company continuing as the surviving company and a wholly-owned subsidiary of MaxLinear (the “Merger”), the satisfaction or waiver of any conditions to the pending Merger, anticipated benefits, growth opportunities and other events relating to the pending Merger, and projections about Silicon Motion’s business and its future revenues, expenses and profitability, and, in some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “potentially,” “continue,” “could,” “seek,” “see,” “would,” “might,” “continue,” “target” or the negatives of these terms or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the pending transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Although such statements are based on Silicon Motion’s own information and information from other sources Silicon Motion believes to be reliable, you should not place undue reliance on them and caution must be exercised in relying on forward-looking statements. These statements involve risks and uncertainties, and actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, the risk that the transaction may not be completed on the anticipated terms and timing, in a timely manner or at all, which may adversely affect Silicon Motion’s or MaxLinear’s respective business and the price of the ordinary shares, par value $0.01 per share, of

Silicon Motion, Silicon Motion’s American Depositary Shares (ADSs) and shares of common stock, par value $0.0001, of MaxLinear (“MaxLinear Common Stock”); uncertainties as to the timing of the consummation of the transaction and the potential failure to satisfy the conditions to the consummation of the transaction, including the receipt of certain governmental and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the parties’ businesses and other conditions to the completion of the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, including the receipt by Silicon Motion of an unsolicited proposal from a third party; the effect of the announcement or pendency of the transaction on the Company’s or MaxLinear’s respective business relationships, operating results, and business generally; the potential that the Company’s security holders may not approve the Merger; expected benefits, including financial benefits, of the transaction may not be realized; integration of the acquisition post-closing may not occur as anticipated, and the combined company’s ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses, may occur; litigation related to the Merger or otherwise; unanticipated restructuring costs may be incurred or undisclosed liabilities assumed; attempts to retain key personnel and customers may not succeed; risks related to diverting attention from the parties’ ongoing businesses, including current plans and operations; changes in tax regimes, legislation or government regulations affecting the acquisition or the parties or their businesses; economic, social or political conditions that could adversely affect the Merger or the parties, including trade and national security policies and export controls and executive orders relating thereto, and worldwide government economic policies, including trade relations between the United States and China and the military conflict in Ukraine and related sanctions against Russia and Belarus; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as the parties’ response to any of the aforementioned factors; exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market prices of the parties’ traded securities; potential business uncertainty or adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; potential negative changes in general economic conditions and market developments in the regions or the industries in which the parties’ operate; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from one or more customers as a result or in anticipation of the Merger or otherwise; the parties’ respective customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; risks associated with the ongoing global outbreak of COVID-19, including, but not limited to, the emergence of variants to the original COVID-19 strain such as the Delta and Omicron variants and related private and public sector measures; Silicon Motion’s ability to provide a safe working environment for employees during the COVID-19 pandemic or any other public health crises, including pandemics or epidemics; Silicon Motion’s and MaxLinear’s abilities to implement their business strategies; pricing trends, including Silicon Motion’s and the MaxLinear’s abilities to achieve economies of scale; uncertainty as to the long-term value of MaxLinear Common Stock; restrictions during the pendency of the proposed transaction that may impact the Company’s or MaxLinear’s ability to pursue certain business opportunities or strategic transactions; and the other risk factors discussed from time to time by Silicon Motion in the most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file with or furnished to the Securities and Exchange Commission (the “SEC) and available at the SEC’s website at www.sec.gov. SEC filings for Silicon Motion are available on Silicon Motion’s website at https://www.siliconmotion.com/investor. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Christopher Chaney	Selina Hsieh
Director of IR and Strategy	Investor Relations
E-mail: CChaney@siliconmotion.com	E-mail: ir@siliconmotion.com